Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form F-1 of our report dated April 25, 2008 (July 18, 2008 as to the effects of the share splits described in Note 9) relating to the consolidated financial statements of Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. (Predecessor) for the period from March 7, 2006 to December 13, 2006, and consolidated financial statements of GCL Silicon Technology Holdings Inc. (Successor) as of December 31, 2006 and 2007, and for the period from November 13, 2006 to December 31, 2006 and the year ended December 31, 2007, appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

August 29, 2008